Exhibit 99.1

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

PROXY STATEMENT AND NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	March 13, 2025
QMMM Holdings Limited	Hong Kong

Dear Shareholders:

You are cordially invited to attend the annual meeting of the shareholders of QMMM Holdings Limited (“QMMM”, the “Company”, “we”, “our” or “us”), which will be held as at 11:00P.M., Hong Kong time, on March 21, 2025 (10:00A.M., Eastern Time on March 21, 2025) (the “Annual Meeting”). Our Annual Meeting will be held at our office at Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong.

The matters to be acted upon at the Annual Meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Bun Kwai
Bun Kwai
Chief Executive Officer

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

QMMM Holdings Limited (THE “COMPANY”)

TIME:	11:00P.M., Hong Kong Time, on March 21, 2025 (10:00A.M., Eastern Time, on March 21, 2025)

PLACE:	Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong

ITEMS OF BUSINESS:

Proposal One	By an ordinary resolution, to approve the re-appointment of five directors, Mr. Kwai Bun, Mr. Leung Chun San, Mr. Chan Anthony Saikit, Ms. Cheung Yee Man Irving, and Mr. Hui Kui Hung each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Two	By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024.

Proposal Three	By ordinary resolutions, to approve

(i)	the redesignation of the Company’s authorized share capital by taking the following steps, such that the authorized share capital of the Company be changed from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the Ordinary Shares) to US$50,000 divided into 490,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares) and 10,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares) (the Share Redesignation):

(a)	redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company as of the date hereof (except for the Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED) into Class A Ordinary Shares , each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolution and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the Annual Meeting on a one for one basis;

(b)	redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by FORTUNE WINGS VENTURES LIMITED into Class B Ordinary Shares, each conferring FORTUNE WINGS VENTURES LIMITED twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the Annual Meeting on a one for one basis; and

(c)	redesignating the remaining authorized but unissued 481,048,158 Ordinary Shares be redesignated into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 1,745,500 Ordinary Shares be redesignated into Class B Ordinary Shares on a one for one basis;

(ii)	the transfer agent and share registrar of the Company be authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation.

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Proposal Four	Subject to and conditional upon the approval for Proposal Three, by special resolutions, to approve:

(i)	the adoption of the second amended and restated memorandum and articles of association of the Company as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and

(ii)	the authorization of the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the second amended and restated memorandum and articles of association of the Company and the passing of these special resolutions.

Proposal Five	By ordinary resolutions, to approve:

(i)	the consolidation of every issued and unissued shares of the Company at a ratio within a range of five (5) shares into one (1) share to twenty (20) shares into one (1) share (the Share Consolidation), the exact ratio of which shall be determined by the further action at the discretion of the Board of Directors, to be effective on a date on or prior to 31 December 2025 as may be determined by the Board of Directors and announced by the Company (the Effective Date), so that a shareholder holding every five (5) to twenty (20) Class A Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class A Ordinary Shares) will hold 1 new Class A Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class A Ordinary Shares), and a shareholder holding every five (5) to twenty (20) Class B Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class B Ordinary Shares) will hold 1 new Class B Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class B Ordinary Shares), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares and such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Company’s second amended and restated memorandum and articles of association in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

(ii)	in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

WHO MAY VOTE:	You may vote if you were a shareholder of record on February 27, 2025.

ANNUAL REPORT:	A copy of our 2024 Annual Report on Form 20-F (the “Annual Report”) is available on the Company’s website at https://www.qmmm.io/ under SEC filing and in print upon request.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about March 13, 2025.

By order of the Board of Directors,

/s/ Bun Kwai
Bun Kwai
Chief Executive Officer

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ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One	By an ordinary resolution, to approve the re-appointment of five directors, Mr. Kwai Bun, Mr. Leung Chun San, Mr. Chan Anthony Saikit, Ms. Cheung Yee Man Irving, and Mr. Hui Kui Hung each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified, subject to earlier death, resignation, or removal.

Proposal Two	By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024.

Proposal Three	By ordinary resolutions, to approve:

(i)	the redesignation of the Company’s authorized share capital by taking the following steps, such that the authorized share capital of the Company be changed from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the Ordinary Shares) to US$50,000 divided into 490,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares) and 10,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares) (the Share Redesignation):

(a)	redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company as of the date hereof (except for the Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED) into Class A Ordinary Shares , each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolution and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the Annual Meeting on a one for one basis;

(b)	redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by FORTUNE WINGS VENTURES LIMITED into Class B Ordinary Shares, each conferring FORTUNE WINGS VENTURES LIMITED twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the Annual Meeting on a one for one basis; and

(c)	redesignating the remaining authorized but unissued 481,048,158 Ordinary Shares be redesignated into Class A Ordinary Shares on a one for one basis, and the remaining authorized but unissued 1,745,500 Ordinary Shares be redesignated into Class B Ordinary Shares on a one for one basis;

(ii)	the transfer agent and share registrar of the Company be authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation.

Proposal Four	Subject to and conditional upon the approval for Proposal Four above, by special resolutions, to approve:

(i)	the adoption of the second amended and restated memorandum and articles of association of the Company as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and

(ii)	the authorization of the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the second amended and restated memorandum and articles of association of the Company and the passing of these special resolutions.

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Proposal Five	By ordinary resolutions, to approve:

(i)	the consolidation of every issued and unissued shares of the Company at a ratio within a range of five (5) shares into one (1) share to twenty (20) shares into one (1) share (the Share Consolidation), the exact ratio of which shall be determined by the further action at the discretion of the Board of Directors, to be effective on a date on or prior to 31 December 2025 as may be determined by the Board of Directors and announced by the Company (the Effective Date), so that a shareholder holding every five (5) to twenty (20) Class A Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class A Ordinary Shares) will hold 1 new Class A Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class A Ordinary Shares), and a shareholder holding every five (5) to twenty (20) Class B Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class B Ordinary Shares) will hold 1 new Class B Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class B Ordinary Shares), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares and such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Company’s second amended and restated memorandum and articles of association in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

(ii)	in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorised to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on February 27, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of February 27, 2025, we had 17,206,342 ordinary shares issued and outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, VStock Transfer LLC, you are a “Shareholder of Record” who may vote at the Annual Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or vote via Internet or to vote in person at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

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Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Annual Meeting. However, since you are not the Shareholder of Record, you may not vote these shares via Internet, or in person at the Annual Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote via Internet or in person at the Annual Meeting.

How do I vote before the Annual Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1) By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2) By mail, by completing, signing, and returning the enclosed proxy card; or

(3) During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposals One, Two, Three, and Four in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

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What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or via Internet or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, at the commencement of the Annual Meeting, there are present in person or by proxy not less than two members who own our outstanding ordinary shares as of February 27, 2025. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If a quorum is not present or represented, the chairman of the Annual Meeting may adjourn the Annual Meeting from time to time, without notice other than announcement at the Annual Meeting if the Annual Meeting is adjourned for less than thirty days, and if at the adjourned Annual Meeting, a quorum is not present within half an hour from the time appointed for the adjourned Annual Meeting, the members present shall be a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal One. The re-appointment of directors. This proposal requires affirmative (“FOR”) votes of a simple majority of the votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Two. The ratification of auditor. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Three. The approval for the Share Redesignation. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Four. The approval for the adoption of the second amended and restated memorandum and articles of association of the Company. This proposal requires affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Five. The approval for the Share Consolidation. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

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The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposals One, Three, Four or Five because each is considered a non-routine matter. Proposal Two is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Two, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

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PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF FIVE DIRECTORS,

MR. KWAI BUN, MR. LEUNG CHUN SAN, MR. CHAN ANTHONY SAIKIT, MS. CHEUNG YEE MAN

IRVING, AND MR. HUI KUI HUNG, EACH TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL

MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND

QUALIFIED, SUBJECT TO EARLIER DEATH, RESIGNATION, OR REMOVAL

(ITEM 1 ON THE PROXY CARD)

Background

Our Board of Directors currently consists of five directors, Mr. Kwai Bun, Mr. Leung Chun San, Mr. Chan Anthony Saikit, Ms. Cheung Yee Man Irving, and Mr. Hui Kui Hung. At the Annual Meeting, the shareholders will vote on the re-election of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors, subject to earlier death, resignation, or removal.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Kwai Bun

Director and Chairman of the Board of Directors, Chief Executive Officer

Mr. Kwai Bun, is our founder and was appointed as a director of the Board on July 29, 2022. He was appointed as the Chief Executive Officer of the Company and Chairman of the Board on June 15, 2023. Since 2013, Mr. Kwai has served as director of Quantum Matrix Ltd., a wholly owned subsidiary of the Company. Since 2005, Mr. Kwai has served as director of ManyMany Creations Ltd., a wholly owned subsidiary of the Company. Mr. Kwai received his bachelor’s degree in digital graphic communication major from Hong Kong Baptist University in 2001.

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Leung Chun San,

Director

Mr. Leung Chun San was appointed as a director of the Board on March 31, 2023. Mr. Leung has served as Chief Operating Officer of ManyMany Creations Ltd. since April 2023 and a director of Cubic Creations Limited since September 2022. Mr. Leung was the operation director for both ManyMany Creations Ltd. and Quantum Matrix Ltd. from March 2014 to December 2021. Mr. Leung served in various positions at ManyMany from June 2005 to February 2014, including Animator, Senior Animator, Producer and Technical Director. Mr. Leung received his higher diploma in Multimedia Design & Technology major from The Hong Kong Polytechnic University in 2003.

Chan Anthony Saikit

Independent Director

Mr. Chan Anthony Saikit was appointed as a director of the Board on April 18, 2024. Mr. Chan is a certified public accountant (“CPA”) registered with the State of New York and a seasoned executive with over 35 years of professional experience in auditing, financial reporting and business advisory. Mr. Chan has served as President and Co-founder of CA Global Consulting Inc. since 2014, and as Director of Assurance and Advisory Services of Wei, Wei & Co., LLP, a PCAOB-registered public accounting firm in New York, since February 2020. From November 2021 to November 2024, Mr. Chan served as the Chief Financial Officer of Sharing Services Global Corporation (OTC: SHRG) and from February 2022 to March 2024, Mr. Chan served as the Chief Operating Officer of Alset Inc. (Nasdaq: AEI). Previously, Mr. Chan served as Chief Financial Officer of SPI Energy Co., Ltd. (Nasdaq:SPI) from 2019 to 2020; as Chief Financial Officer of Helo Corp. (OTC:HLOC) from 2017 to 2019 and as Chief financial Officer of Sino-Global Shipping America, Ltd. from 2013 to 2015. Prior to that, Mr. Chan was a partner at three full-service CPA firms in New York, namely, UHY LLP from 2012 to 2013, Friedman LLP from 2011 to 2012 and Berdon LLP from 2007 to 2011. Mr. Chan received a Bachelor of Arts degree in Accounting and Economics from Queens College, City University of New York (“CUNY”) in 1987 and a Master of Business Administration degree in Finance and Investments from Baruch College, CUNY in 1989.

Cheung Yee Man Irving

Independent Director

Ms. Cheung Yee Man Irving was appointed as a director of the Board on April 18, 2024. Ms. Cheung has served as a director of Mitsu Visual Limited since 2020, as a director of ELF Lab Limited since 2021, as a director of ELF Messy Floor Limited since 2018. Ms. Cheung has served as a committee member of Federation of Hong Kong Filmmakers since 2023, as an executive committee member of Hong Kong Film Arts Association since 2017. Ms. Cheung received her Diploma of Art & Design Foundation from Camberwell Colleges of Art & Design of University of the Arts in London, United Kingdom in 2002. She received her BA (Hon.) Bachelor of Fine Art – New Media from Chelsea College of Art & Design of University of the Arts in London, United Kingdom in 2005. Ms. Cheung received her Master of Fine Art (Distinction) from Hong Kong Art School of RMIT University Melbourne in Hong Kong in 2017. Ms. Cheung was nominated for the Best Art Direction in 2024, 2023, 2019, 2018 and 2014 and for the Best Costume & Makeup Design in 2019 at Hong Kong Film Awards. Ms. Cheung also received multiple awards for the works of The Genius& Dream Wanderlust which was directed by Irving Cheung and Philip Chan.

Hui Kui Hung

Independent Director

Mr. Hui Kui Hung was appointed as a director of the Board on April 18, 2024. Mr. Hui served as Regional Director – North Asia for Forcepoint since 2024 to now. Mr. Hui was Regional Sales Director – North Asia for Splunk, Inc. from 2022 to 2023. Mr. Hui was Senior Sales Director, Enterprise & Public Sector of Cisco Hong Kong from 2018 to 2021 and the associate director for Hong Kong & Macau regions of Alibaba Cloud Hong Kong from 2017 to 2018. Mr. Hui was the head of sales for strategic account of government, media & enterprise for Akamai Hong Kong Limited from 2013 to 2017 and was a manager of Health & Public Service of Accenture from 2011 to 2013. Mr. Hui received his Bachelor of Science degree in Computer Networks of Middlesex University in London in 2006. degree in Computer Networks of Middlesex University in London in 2006.

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Board Diversity Matrix

This table below provides certain information regarding the diversity of our Board of Directors as of the date of this proxy statement.

As of 02/27/2025
Region of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Kwai Bun serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL TWO

BY AN ORDINARY RESOLUTION, TO RATIFY THE APPOINTMENT OF WWC, P.C. AS THE

COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR

ENDING SEPTEMBER 30, 2024

(ITEM 2 ON THE PROXY CARD)

Background

We are proposing to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2024. The Audit Committee of the Board of Directors has appointed WWC, P.C. to serve as the Company’s fiscal year ending September 30, 2024 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of WWC, P.C. be ratified by shareholders.

Audit services to be provided by WWC, P.C. for fiscal year ending September 30, 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of WWC, P.C. is not expected to be present at the Annual Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of WWC, P.C. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of the Board of Directors (the “Audit Committee”) on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL THREE

BY ORDINARY RESOLUTIONS, TO APPROVE THE SHARE REDESIGNATION

(ITEM 3 ON THE PROXY CARD)

General

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by ordinary resolutions:

(i)	the redesignation of the Company’s authorized share capital by taking the following steps, such that the authorized share capital of the Company be changed from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the Ordinary Shares) to US$50,000 divided into 490,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares) and 10,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares) (the Share Redesignation):

(a)	redesignating all the authorized and issued and outstanding Ordinary Shares in the authorized share capital of the Company held by the existing shareholders of the Company as of the date hereof (except the Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED) into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the Annual Meeting on a one for one basis;

(b)	redesignating all the authorized and issued and outstanding Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED into Class B Ordinary Shares, each conferring FORTUNE WINGS VENTURES LIMITED twenty (20) votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders of the Company at the Annual Meeting on a one for one basis; and

(c)	redesignating the remaining authorized but unissued 481,048,158 Ordinary Shares into Class A Ordinary Shares on a one for one basis, and redesignating the remaining authorized but unissued 1,745,500 Ordinary Shares into Class B Ordinary Shares on a one for one basis; and

(ii)	the transfer agent and share registrar of the Company be authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation.

Potential Effects and reasons for the proposal

Other than the fact that the share capital of the Company will be changed from ordinary shares of par value US$0.0001 each to Class A Ordinary Shares and Class B Ordinary Shares, the proposed Share Redesignation will not affect in any way the validity or transferability of share certificates in respect of the existing ordinary shares issued and outstanding or the trading of the Company’s such existing ordinary shares on the Nasdaq Capital Market.

Holders of Class A Ordinary shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Following effectiveness of the proposed Share Consolidation and the Share Redesignation, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the second amended and restated memorandum and articles of association of the Company to be adopted by the shareholders at the Annual Meeting. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Shares is convertible into one Class A Ordinary Share at any time at the option of the holder thereof.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of the existing ordinary shares. However, the availability of additional shares of Class A Ordinary Shares for issuance could be used for various purposes including: (i) raising capital, if we have an appropriate opportunity, through offerings of Class A Ordinary Shares or securities that are convertible into Class A Ordinary Shares; (ii) expanding our business through potential mergers and acquisitions through issuance of Class A Ordinary Shares or securities that are convertible into Class A Ordinary Shares as consideration; and (iii) providing equity incentives to attract and retain key employees, officers or consultants of the Company.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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PROPOSAL FOUR

BY SPECIAL RESOLUTIONS, TO APPROVE AND ADOPT THE SECOND AMENDED AND

RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 4 ON THE PROXY CARD)

General

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, subject to and conditional upon approval for Proposal Three above, by special resolutions:

(i)	the adoption of the second amended and restated memorandum and articles of association of the Company as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and

(ii)	the authorization of the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the second amended and restated memorandum and articles of association of the Company and the passing of these special resolutions.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

BY ORDINARY RESOLUTIONS, TO APPROVE THE SHARE CONSOLIDATION AND TO APPROVE

THE SETTLEMENT OF FRACTIONAL SHARES

(ITEM 5 ON THE PROXY CARD)

General

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by ordinary resolutions:

(i)	the consolidation of every issued and unissued shares of the Company at a ratio within a range of five (5) shares into one (1) share to twenty (20) shares into one (1) share (the Share Consolidation), the exact ratio of which shall be determined by the further action at the discretion of the Board of Directors, to be effective on a date on or prior to 31 December 2025 as may be determined by the Board of Directors and announced by the Company (the Effective Date), so that a shareholder holding every five (5) to twenty (20) Class A Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class A Ordinary Shares) will hold 1 new Class A Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class A Ordinary Shares), and a shareholder holding every five (5) to twenty (20) Class B Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class B Ordinary Shares) will hold 1 new Class B Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class B Ordinary Shares), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares and such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Company’s second amended and restated memorandum and articles of association in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and

(ii)	in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

The Share Consolidation must be passed by affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting. If the shareholders approve this proposal, the Board of Directors will have the authority to effect the Share Consolidation. However, the actual implementation is contingent upon Board of Directors’ discretion and final decision.

The Share Consolidation will be implemented simultaneously for all Pre-Consolidation Class A Ordinary Shares and Pre-Consolidation Class B Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, except for adjustments related to the treatment of fractional shares (see below).

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Purpose and effects of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “QMMM”. Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

The Board of Directors’ primary objective in proposing the Share Consolidation is to raise the per share trading price of the Ordinary Shares of the Company. In particular, this will help us to maintain the listing of our Ordinary Shares on Nasdaq.

As of the Record Date, we were not in compliance with Nasdaq’s minimum bid price requirement. The Board of Directors believes that the proposed Share Consolidation is a potentially effective means for us to regain or maintain compliance with THE Minimum Bid Price Rule and to avoid, or at least mitigate, the likely adverse consequences of our Ordinary Shares being delisted from Nasdaq by producing the immediate effect of increasing the bid price of our Ordinary Shares.

In the event the Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically. Furthermore, if the Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Trading of Ordinary Shares

When the Share Consolidation is implemented, the Ordinary Shares will begin trading on a post-consolidation basis on the Effective Date that the Company will announce by press release. In connection with the Share Consolidation, the CUSIP number of Ordinary Shares (which is an identifier used by participants in the securities industry to identify Ordinary Shares) will change.

Fractional Shares

Where the consolidation of the Pre-Consolidation Ordinary Shares held by any one shareholder of the Company will result in a number which is not a whole number, the number of the Post-Consolidation Ordinary Shares to be held by such shareholder following and as a result of the Share Consolidation shall be rounded up to the next whole number (and the Company shall issue such fraction of a Post-Consolidation Ordinary Share as shall be necessary to achieve such whole number).

Authorized Share Capital

The Share Consolidation will affect the authorized share capital of the Company under the second amended and restated memorandum and articles of association in effect at the time of Effective Date, but other than the authorized share capital of the Company, no other amendment to the Company’s second amended and restated memorandum and articles of association is required to be made.

Street Name Holders of Pre-Consolidation Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Pre-Consolidation Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Pre-Consolidation Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

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OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding existing ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual Meeting or other information related to the proxy solicitation, you may contact the Company at +852 35496889.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to QMMM Holdings Limited, Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong. Any such communication must state the number of existing ordinary shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,

/s/ Kwai Bun
Kwai Bun
Chief Executive Officer

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